Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

February 28, 2013

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”) (File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-12-512797) with the Securities and Exchange Commission (the “Commission”) on December 21, 2012 relating to Transamerica Large Cap Value and Transamerica Tactical Rotation (the “Funds”), separate series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on February 6, 2013.

The Staff noted that all comments to each Fund’s summary section, as noted below, also apply to the disclosure with respect to the Fund in the section entitled “More on Each Fund’s Strategies and Investments”, as well as “More on Risks of Investing in the Funds”, as applicable. In addition, it was noted that all comments generally apply to both the retail and Class I2 Prospectus of Transamerica Large Cap Value.

Below are the Staff’s comments on the Registration Statement with respect to Funds and the Registrant’s responses thereto.

General Prospectus Comments

1.

Fees and Expenses: The Staff notes that the Statement of Additional Information contains disclosure regarding expense limitation agreements for the Funds and reminds the Registrant only contractual fee waivers longer than a year may appear in the fee and expense table.

Response: The Registrant confirms that only contractual fee waivers through at least March 1, 2014 will be reflected in the fee and expense tables.

2.

More on the Risks of Investing in the Funds: There are risk disclosures in this section of the prospectus that do not appear to relate to these Funds. Please confirm whether these risks are applicable to these Funds.

Response: The Registrant has reviewed and made certain revisions to the “More on Risks of Investing in the Funds” section of the prospectus in response to the Staff’s comment.

3.

More on Risks of Investing in the Funds: Please include only the principal investment risks applicable to the Funds and move the remainder of the risk disclosure to the SAI or explain why the disclosure is appropriate.

Response: In response to the Staff’s comment, the “More on Risks of Investing in the Funds” section of the prospectus has been revised and divided into two sub-sections. The first sub-section provides additional information concerning the principal risks of each Fund as identified in the front of the prospectus. The second sub-section provides certain additional risk information regarding investing in the Funds that the Registrant believes is informative to shareholders and properly belongs in the prospectus.

4.	Tax Information: Please add the following to the end of the last sentence in this section:

“, in which case your distributions will be taxed when withdrawn from the tax-deferred account.”

Response: The Registrant has not made the requested change as the proposed addition may not be true in every instance.

Transamerica Large Cap Value Prospectus Comments

5.	Fees and Expenses: In footnote “a”, please add the date when the reduction in management fees occurred.

Response: The Registrant has made revisions consistent with the Staff’s comment.

6.	Principal Investment Strategies: Please disclose the capitalization range of the Russell 1000® Value Index as of the most recent reconstitution date of the index.

Response: In response to the Staff’s comment, the Registrant has supplemented the disclosure to provide the capitalization range of the Russell 1000® Value Index as of December 31, 2012.

7.	Principal Investment Strategies: Based on the current disclosure related to the fund’s ability to hold securities of companies as small as $1 billion, please add small and mid-cap risk disclosure.

Response: The Registrant has added the requested risk factor in response to the Staff’s comment.

8.	Principal Investment Strategies: Please explain in plain English the “contra momentum discipline” employed by the sub-adviser.

Response: In response to the Staff’s comment, the Registrant has clarified the disclosure in question.

9.	Principal Investment Strategies: Please provide an example of an “identifiable catalyst”.

Response: The Registrant has added an example as requested by the Staff.

10.	Principal Investment Strategies: Please add disclosure identifying how the fund defines “non-U.S. securities”.

Response: In response to the Staff’s comment, the Registrant has added the requested disclosure.

11.	Performance: Please add disclosure noting that past returns of the fund are less relevant given that the fund had a different sub-adviser, investment objective and strategies prior to July 31, 2012.

Response: The Registrant notes the paragraph immediately prior to the bar chart notes that the fund had a different sub-adviser, a different investment objective and used different investment strategies prior to July 31, 2012.

12.	Management: As required by Item 5 of Form N-1A, please confirm that you have provided the full title of the fund’s portfolio managers.

Response: The Registrant so confirms.

13.

Prior Performance of Similar Accounts: With respect to Levin Capital Strategies, L.P.’s prior performance, please disclose the average annual total returns on a gross basis and net of all expenses and sales charges and remove the average annual total returns net of expenses but excluding sales charges.

Response: The Registrant believes the presentation of the composite performance information, consistent with Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996), does not obscure or impede understanding of information that is required to be included in the prospectus. We note that the disclosure provides that the net average annual total return, including and excluding sales charges, are labeled as such. In addition, it is noted that the presentation of composite performance information in this fashion is consistent with the presentation of such information by the Registrant in past statutory prospectuses that have been included in Rule 485(a) filings and subject to Staff review.

14.

Prior Performance of Similar Accounts: With respect to the current disclosure stating that “composite performance is not that of the fund”, please add disclosure noting that past returns of the fund are less relevant given the different sub-adviser, investment objective and investment strategies of the fund prior to July 31, 2012.

Response: The Registrant notes that the requested disclosure appears earlier in the prospectus. Please see the response to Comment 11.

Transamerica Tactical Rotation Prospectus Comments

15.	Fee Table: Please confirm that the following footnote to the Fee and Expense Table is correct:

“Other expenses and acquired fund fees and expenses are based on estimates for the current fiscal year.”

Response: The Registrant so confirms.

16.

Principal Investment Strategies: The Item 4 disclosure is unclear as to whether there are any capitalization limits for Tactical Rotation. Please disclose any such limits or, if none, please consider making such a statement.

Response: In response to the Staff’s comment, the Registrant has added disclosure providing that the fund may invest in companies of any capitalization.

17.	Principal Investment Strategies: The Item 4 disclosure related to the fund’s expected asset allocation ranges are broad. Please consider adding disclosure regarding what the fund will focus on.

Response: The Registrant notes that the ranges are intentionally broad to provide the sub-adviser flexibility to actively and tactically rotate the fund’s assets to the asset classes the sub-adviser believes have a higher probability of contributing to out performance.

18.

Principal Investment Strategies: Please disclose a more precise definition for “short-duration”. In addition, please disclose any investment grade limitations on the fund’s investments in fixed income securities.

Response: The Registrant has added disclosure in response to the Staff’s comment.

19.

Principal Investment Strategies: Please explain in plain English the sub-adviser’s investment approach. In addition, please provide additional disclosure concerning the “short-term adjustments” to the fund’s asset mix.

Response: The Registrant believes that the description of the sub-adviser’s investment approach is sufficiently clear and in plain English. In response to the Staff’s comment, the Registrant has added disclosure relating to the short-term adjustments to the fund’s portfolio.

20.	Principal Investment Strategies: Please state the fund’s benchmark.

Response: The Registrant has added the fund’s benchmark in response to the Staff’s comment.

21.	Principal Investment Risks: Please define “Junk Bonds” in the “Credit Risk” disclosure.

Response: The Registrant has made revisions consistent with the Staff’s comment.

22.	Principal Investment Risks: With respect to the last sentence of the Tactical Asset Allocation Item 4 risk disclosure, please explain whether the fund may invest in individual securities.

Response: The Registrant notes that while the fund intends to invest substantially all of its assets in ETFs, the fund may invest directly in individual securities.

Statement of Additional Information – Comments

23.

Additional Information about Fundamental Investment Policies: Please revise the narrative disclosure with respect to the fundamental investment policy on concentration to clarify that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) will be counted by the Funds as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit.

Response: The Registrant appreciates the Staff’s views on this matter. However, the Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this clarification. The Registrant is also unaware of any support for this change in the historical views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). Neither of these documents require that a fund must subject industrial revenue bonds to the limits contained in that fund’s fundamental policy on industry concentration. Instead, each of these documents states that “if a company invests or may invest 25% or more of its assets in industrial revenue bonds, it should disclose this fact.” In light of the forgoing, the Registrant respectfully declines the Staff’s comment in this instance.

24.

Disclosure of Portfolio Holdings: As required by Item 16(f)(vi) of Form N-1A, please describe any procedures to address conflicts between the interests of fund shareholders and the funds’ investment adviser, principal underwriter or their affiliated persons.

Response: The Registrant has made revisions consistent with the Staff’s comment.

25.	Trustee Compensation: Please clarify that the compensation payments to the Trustees are made by the Registrant.

Response: The Registrant has made revisions consistent with the Staff’s comment.

26.

Code of Ethics: Pursuant to Item 17(e) of Form N-1A, please ensure that the section relating to the Codes of Ethics adequately conveys whether access persons subject to the Code of Ethics may invest in securities, including securities that may be purchased or held by the fund.

Response: The Registrant has supplemented the “Code of Ethics” section of the SAI consistent with the Staff’s comment.

27.	Proxy Voting: Please disclose how TAM’s policy addresses conflicts between itself and shareholders with respect to voting proxies.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in question.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary

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